

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 12, 2010

Mr. Robert Mackay
Chief Financial Officer
Laural Resources, Inc.
#15-1019 North Shore Blvd
Burlington, Ontario Canada L7T 1X8

> **Re: Laural Resources, Inc.**
> **Form 10-K/A for the Fiscal Year Ended May 31, 2009**
> **Filed January 19, 2010**
> **Form 10-Q/A for the Fiscal Quarter Ended August 31, 2009**
> **Filed January 19, 2010**
> **Response Letter Filed January 19, 2010**
> **File No. 0-52762**

Dear Mr. Mackay:

    We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

                            Sincerely,

                            Mark C. Shannon
                            Branch Chief